UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30064 / May 15, 2012

_____

In the Matter of   :
                                                                          :
Beverly Hills Bancorp Inc.   :
Post Office Box 8280   :
Calabasas, California 91372   :
                                                                          :
(812-13767)   :
_____:

ORDER UNDER SECTIONS 6(c) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Beverly Hills Bancorp Inc. filed an application on April 22, 2010, and amendments to the application on October 18, 2010, and November 2, 2011, for an order under sections 6(c) and 6(e) of the Investment Company Act of 1940 ("Act"). The order would grant relief from all provisions of the Act and the rules thereunder, except sections 9, 17(a), 17(d), 17(e), 17(f), 36 through 45, and 47 through 51 of the Act and the rules thereunder, modified as discussed in the application. The order exempts applicant until the earlier of one year from the date of the order or such time as applicant would no longer be required to register as an investment company under the Act.

On April 18, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30036). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 6(e) of the Act, that the relief requested by Beverly Hills Bancorp Inc. (File No. 812-13767) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary